UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

c/o Zapp Electric Vehicles (Sales) Limited

Building 149 The Command Works

Bicester Heritage

Old Skimmingdish Lane

Bicester

Oxfordshire OX27 8FZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the annual general meeting (the “Meeting”) of Zapp Electric Vehicles Group Limited (the “Company”) held on October 8, 2025 the following matters were submitted to a vote of shareholders and received the following votes:

Proposal 1 – As an ordinary resolution, the Company’s shareholders approved an increase of the Company’s authorized share capital from US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002, to US$500,000 divided into 250,000,000 ordinary shares of a nominal or par value of US$0.002, per the following votes:

For	Against	Abstain
2,704,804	1,805,241	50,714

Proposal 2 – As a special resolution, the Company’s shareholders did not approve the adoption of a proposed new Amended and Restated Memorandum and Articles of Association of the Company, reflecting the approved increase in the Company's authorized share capital, per the following votes:

For	Against	Abstain
2,706,140	1,803,833	50,786

The increase in the Company's authorized capital, as approved by shareholders on October 8, 2025, is effective immediately.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the U.S. Securities and Exchange Commission and made a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: October 8, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President